

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
410

SE   19006351   N

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 10367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-18 AND ENDING 12-31-18

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Morton Seidel & Company, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Wilshire Blvd Suite 530

(No. and Street)

Beverly Hills   **CA**   **90211**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan Seidel   (310) 360-7541

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 165   **Northridge**   **CA**   **91324**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joan Seidel _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Seidel & Company, Inc. _____ , as of December 31 _____, 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of _CALIFORNIA_
County of _LOS ANGELES_
Subscribed and sworn to (or affirmed) before me on this 25TH day of _FEBRUARY_, 2019 by
JOAN SEIDEL proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public _____



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Morton Seidel & Company, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Morton Seidel & Company, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 26, 2019

 

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 393,163
Commission receivable	42,638
Fixed assets, net of accumulated depreciation of $114,787	25,620
Prepaid expenses	6,590
Deposit	3,280
Total Assets	**$ 471,291**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES, Accounts payable and accrued expenses	$ 1,191
STOCKHOLDERS' EQUITY	
Common Stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	402,648
Total Equity	470,100
Total Liabilities and Equity	**$ 471,291**

See accompanying notes to the financial statements.

-4-

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Commission income	$	407,296
Interest		1,812
Total revenues		409,108

EXPENSES

Officers' compensation	110,000
Occupancy	56,536
Clearing expenses	21,801
Communications	16,529
Taxes other than federal Income and State franchise taxes	18,592
Other operating expenses	44,877
Clerical and admin compensation	102,092
Regulatory expenses	3,767
Interest expense	188
Employee benefits	37,656
Total expenses	412,038
Loss before tax provision	(2,930)

Provision for taxes-

Federal		660
State franchise		800
Total tax provision		1,460
Loss	$	(4,390)

See accompanying notes to the financial statements.

-5-

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE - December 31, 2017	500	$ 50,000	$ 17,452	$ 407,038	$ 474,490
Loss	-	-	-	(4,390)	(4,390)
BALANCE - December 31, 2018	500	$ 50,000	$ 17,452	$ 402,648	$ 470,100

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES

Loss	$	(4,390)
Adjustments to reconcile loss to net cash		
provided by operating activities -		
Depreciation		9,672
Increase in commission receivable		(148)
Increase in prepaid expenses		(6,590)
Decrease in accounts payable and accrued expenses		(13,725)
NET CASH USED IN OPERATING ACTIVITIES		(15,181)
NET CASH AND CASH EQUIVALENTS PROVIDED BY INVESTING ACTIVITIES		-
NET CASH AND CASH EQUIVALENTS PROVIDED BY FINANCING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(15,181)
CASH AND CASH EQUIVALENTS - December 31, 2017		408,344
CASH AND CASH EQUIVALENTS - December 31, 2018	$	393,163

Cash paid during the year for:		
Interest	$	188
Income taxes- State franchise		5,575
Income taxes- federal		9,374

See accompanying notes to financial statements.

-7-

MORTON SEIDEL & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business, Risks and Exposures

Morton Seidel & Co., Inc. (the "Company") was incorporated in the State of California on October 9, 1961. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from the clearing firm. Presently there is no concentration of business from anyone customer or group of related customers significant enough to negatively impact the Company should any one event, such as the loss of one customer, occur.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses

The Company processes broker-dearler transaction on a fully-disclosed basis. It uses the settlement date for revenue and expense recognition of commissions, which did not materially differ from a trade date basis.

Fixed Assets and Depreciation

Fixed assets, primarily furniture, computer equipment and automobiles, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of the asset from five to seven years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is classified as a C corporation under the Internal Revenue Code. Income taxes are provided on book income. Deferred tax liabilities and assets may arise from the expected future tax consequences of events that have been included in the financial statements or tax returns, and are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Investments

The Company presently carries no financial instruments of any kind (including financial instruments with off-balance-sheet risk), except for a money market account included in cash and cash equivalents in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid U.S. debt instruments with a maturity of less than three months to be cash equivalents.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred from December 31, 2018 though the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on the financial statements.

NOTE 2 - FIXED ASSETS

A summary of fixed assets at December 31, 2018, follows:

Automobile	$82,235
Furniture and computer equipment	58,172
	140,407
Less: accumulated depreciation	(114,787)
	$25,620

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 15 to 1. As of year-end, the Company's net capital was $428,479 which was $378,479 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.0028.

NOTE 4 - COMMITMENTS

The Company's offices are presently rented under a month-to-month operating lease agreement. Rent expense including parking, totaled $56,536 for the year. There are no other commitments. In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at the lease inception, a lessee recognizes in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. THE ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately for the amortization of the right-to-use asset in the statement of income, while for operating leases, such amounts should be recognized as a combined expense in the statement of income. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. Since the Company's offices are rented on a month-to-month basis, they have made an accounting policy election to not recognize lease assets and lease liabilities, and recognize its lease expense on a straight-line basis over the year.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or SIPC up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC's and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 5 - INCOME TAXES

Deferred income taxes, when applicable, are primarily the result of timing differences between financial statement and tax reporting in accordance with FASB ASC 740, and are presently immaterial, and therefore not recorded. The current tax provision is comprised of the statutory rates, as adjusted for the non-deductible portion of certain expenses. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The Company's policy is to record interest expense and penalties assessed by taxing authorities in operating expense when applicable. No such amounts are included in the financial statements as none have been assessed by any taxing authority.

SUPPLEMENTARY INFORMATION

MORTON SEIDEL & COMPANY, INC.

SCHEDULE I

**COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018**

COMPUTATION OF NET CAPITAL

Total Shareholders' Equity from Statement of Financial Condition		$ 470,100
Deduct non-allowable assets:		
Fixed assets, net	$ (25,620)	
Deposit and prepaid assets	(9,871)	(35,491)
Net capital before haircuts		434,609
Haircuts on securities:		
Haircut on money market funds		(6,130)
NET CAPITAL		428,479
Minimum net capital required		50,000
EXCESS NET CAPITAL		$ 378,479

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	$ 1,191
TOTAL AGGREGATE INDEBTEDNESS	$ 1,191
Ratio of aggregate indebtedness to net capital	0.28:1

RECONCILIATION WITH COMPANY'S COMPUTATIONS

Net capital, as reported by the Company	$ 435,750
Adjustments-	
Non-allowable assets	(4,156)
Haircuts and undue concentration	(3,115)
Net capital, as reported above	$ 428,479

Note: There was a $7,271 difference between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3   section (k)2(ii)
"Special Account for the Exclusive Benefit of Customers"

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3**

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii)
"Introducing Broker Dealer on Fully Disclosed Basis"

See report of independent registered public accounting firm.

REPORT ON EXEMPTION PROVISION REPORT PURSUANT TO PROVISIONS OF 17 C.F.R. FOR THE YEAR ENDED DECEMBER 31, 2018, Sec 15c3-3(k)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Morton Seidel & Company, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Morton Seidel & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Morton Seidel & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Morton Seidel & Company, Inc. stated that Morton Seidel & Company, Inc. met the identified exemption provisions throughout the year ended December 31, 2018, without exception. Morton Seidel & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morton Seidel & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 26, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MORTON SEIDEL & CO., INC.

8730 WILSHIRE BOULEVARD, SUITE 530

BEVERLY HILLS, CA 90211-2708

(310) 360-7541

JOAN B. SEIDEL
PRESIDENT

INVESTMENT SECURITIES
ESTABLISHED 1925

Assertions Regarding Exemption Provisions

We, as members of management of Morton Seidel & Company, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

Morton Seidel & Company, Inc.

By:

Joan Seidel
(Name and Title)

President

MORTON SEIDEL & COMPANY, INC.
BEVERLY HILLS, CALIFORNIA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

This report is deemed public in accordance with
Rule 17a-5(e)(3) under the Security Exchange
Act of 1934

MORTON SEIDEL & COMPANY, INC.
BEVERLY HILLS, CALIFORNIA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

CONTENTS